FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ ]	Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -________________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc.
(Registrant)

Date April 25, 2005	By:	/s/ Douglas A. Ball

Douglas A. Ball
Chief Financial Officer

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS TO BE HELD ON MAY 25, 2005

- AND -

MANAGEMENT PROXY CIRCULAR

April 11, 2005

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
May 25, 2005

TO THE SHAREHOLDERS OF ONCOLYTICS BIOTECH INC.

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of shareholders of Oncolytics Biotech Inc. (the “Corporation”) will be held at the Calgary Science Centre, Discovery Dome, 701 – 11th Street S.W., Calgary, Alberta, on Wednesday, May 25, 2005 at 4:00 p.m. (Calgary time). The purpose of the meeting is to consider, and to take action with respect to, the following matters:

1.	the receipt of the audited financial statements of the Corporation for the year ended December 31, 2004, together with the auditors’ report thereon;

2.	the election of directors of the Corporation for the ensuing year;

3.	the appointment of auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration; and

4.	the transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders are referred to the accompanying Management Proxy Circular dated April 11, 2005 (the “Information Circular”) for more detailed information with respect to the matters to be considered at the Meeting.

A shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, (fax number: 905-771-4414) not less than forty-eight (48) hours (excluding Saturdays and holidays) before the Meeting, or any adjournment thereof. A person appointed as proxyholder need not be a shareholder of the Corporation.

Only persons registered as holders of common shares on the records of the Corporation as of the close of business on April 7, 2005 are entitled to receive notice of the Meeting.

DATED as of the 11th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Dr. Bradley G. Thompson
President and Chief Executive Officer

- i -

Annual Meeting of Shareholders
to be held on May 25, 2005

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular (the “Information Circular”) is furnished in connection with the solicitation by the management of Oncolytics Biotech Inc. (“Oncolytics” or the “Corporation”) of proxies to be used at the annual meeting (the “Meeting”) of the shareholders (the “Shareholders”) of the Corporation, which is to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and in this Information Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

Bradley G. Thompson and Douglas A. Ball (the management designees named in the accompanying Instrument of Proxy) are both officers of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder) other than Bradley G. Thompson or Douglas A. Ball, to represent the Shareholder at the Meeting. To exercise this right, a Shareholder should insert the name of the other person in the blank space provided on the Instrument of Proxy or complete another appropriate form of proxy. A form of proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, (fax number: 905-771-4414) not less than forty-eight (48) hours (excluding Saturdays and holidays) before the time of the Meeting, or any adjournment thereof.

A Shareholder who has given a form of proxy may revoke it, in any manner permitted by law including, by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney of the corporation and deposited either at the registered office of the Corporation, being Bennett Jones LLP, 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the form of proxy is to be used, or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof. In addition, a form of proxy may be revoked by the Shareholder personally attending at the Meeting and voting his or her shares.

Signing of Proxy

The Instrument of Proxy must be signed by the Shareholder or the Shareholder’s duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Voting of Proxies and Exercise of Discretion by Proxyholders

All common shares of the Corporation (“Common Shares”) represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. The management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them on any ballot that may be called for at the Meeting. In the absence of such direction, the Common Shares will be voted FOR: (i) the election of directors set forth in this Information Circular; and (ii) the reappointment of Oncolytics’ current auditors, at such remuneration as may be determined by the board of directors of the Corporation, all as more particularly described in this Information Circular. The accompanying Instrument of Proxy also confers discretionary authority upon the persons named therein with respect to amendments of, or variations to, the matters identified in the Notice of Annual Meeting and with respect to other matters that may properly be brought before the Meeting. At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares — General

The record date for the purpose of determining holders of Common Shares is April 7, 2005. Shareholders of record on that date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares, subsequent to April 7, 2005; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting. The transfer books will not be closed.

As at the date hereof, there were 32,684,468 Common Shares issued and outstanding.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The purpose of the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically mails a special proxy form to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. Alternatively, Beneficial Shareholders can either call their toll-free telephone to vote their Common Shares or access ADP’s dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy form from ADP cannot use that proxy to vote shares directly at the Meeting — the proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Principal Holders of Common Shares

To the best of the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over, shares that carry more than 10% of the voting rights attached to the issued Common Shares other than as set forth below:

	Number of Oncolytics	Percentage of Oncolytics
Name and Address	Common Shares Owned	Common Shares
Mellon Financial Corporation Pittsburgh, Pennsylvania	3,411,467	10.68%

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Chief Executive Officer and Chief Financial Officer of the Corporation and the other executive officers of the Corporation who received total remuneration, determined on the basis of base salary and bonuses, in excess of $150,000 during the financial year ended December 31, 2004 (the “Named Executive Officers”).

					Long Term
		Annual Compensation			Compensation
				Other Annual	Securities Under	All Other
Name and Principal		Salary	Bonus	Compensation(1)	Options Granted	Compensation
Position	Year	($)	($)	($)	(#)	($)
Dr. Bradley G. Thompson	2004	$276,750	$75,000	$15,500	380,000	$16,605
President and	2003	$240,000	$80,000	$14,500	139,000	$14,400
Chief Executive Officer	2002	$200,000	nil	$13,500	60,000	$12,000

Douglas A. Ball	2004	$185,812	$40,000	$15,500	200,000	$11,149
Chief Financial Officer	2003	$181,280	$40,000	$14,500	77,000	$5,877
	2002	$176,000	nil	$13,500	47,500	$9,840

Dr. Matthew Coffey	2004	$184,500	$50,000	$15,500	200,000	$11,070
Chief Scientific Officer	2003	$160,000	$40,000	$14,500	93,500	$8,600
	2002	$145,000	nil	$13,500	47,500	$8,700

Notes:

(1)	Perquisites and other personal benefits received in the respective periods did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the named executive officers. The dollar amount set forth under this column relate to RRSP contributions made by the Corporation on behalf of the Named Executive Officer.

There are no long term incentive, benefit or actuarial plans in place. The Corporation does not currently have a stock appreciation rights plan.

Stock Options

Option Grants During the Year Ended December 31, 2004

Stock options granted to the Named Executive Officers during the financial year ended December 31, 2004 were as follows:

				Closing
	Common Shares	% of Total		Market Price
	Under Options	Options Granted	Exercise	on Date of
	Granted	in Fiscal Year	Price	Grant	Expiry Date
Dr. Bradley G. Thompson	30,000	2.5%	$8.10	$8.10	May 28, 2014
	350,000	29.1%	$5.00	$5.00	December 9, 2014

Douglas A. Ball	20,000	1.7%	$8.10	$8.10	May 28, 2014
	180,000	15.0%	$5.00	5.00	December 9, 2014

Dr. Matthew Coffey	20,000	1.7%	$8.10	$8.10	May 28, 2014
	180,000	15.0%	$5.00	$5.00	December 9, 2014

Aggregated Option Exercises During the Year Ended December 31, 2004 and Financial Year-End Option Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at December 31, 2004 and options exercised by the Named Executive Officers during the financial year ended December 31, 2004:

					Value of Unexercised
	Securities	Aggregate	Unexercised Options at		in-the-Money Options at
	Acquired on	Value	December 31, 2004		December 31, 2004
	Exercise	Realized	(#)		($) (2)
	(#)	($) (1)	Exercisable	Unexercisable	Exercisable	Unexercisable
Dr. Bradley G. Thompson	7,500	78,705	1,271,000	—	$3,565,280	—
Douglas A. Ball	10,000	104,180	641,500	—	$389,015	—
Dr. Matthew Coffey	7,500	78,140	677,550	—	$1,734,830	—

Notes:

(1)	The aggregate value realized represents the dollar value equal to the difference between the exercise price of the options exercised and the market value of the Common Shares on the Toronto Stock Exchange on the date the options were exercised, multiplied by the number of options exercised.

(2)	The value of the unexercised “in-the-money” options has been determined by subtracting the exercise price of the options from the closing Common Share price of $5.55 on December 31, 2004, as reported by the Toronto Stock Exchange, and multiplying by the number of Common Shares that may be acquired upon the exercise of the options.

Employment Contracts

The Corporation has entered into employment agreements with each of the Named Executive Officers (each an “Employment Agreement”). Pursuant to the terms of the Employment Agreements, Dr. Thompson is entitled to an annual salary of $324,965 for the calendar year 2005, Mr. Ball is entitled to an annual salary of $206,000 for the calendar year 2005 and Dr. Coffey is entitled to an annual salary of $206,000 for the calendar year 2005. Further, each Named Executive Officer is entitled to additional benefits and performance-based bonuses. The Employment Agreements provide that each Named Executive Officer is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Corporation. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.

Termination of Employment or Change of Control

If an Employment Agreement is terminated by the Corporation other than for cause, then all unexercised and unvested stock options then held by the Named Executive Officer shall forthwith vest and become exercisable and the Named Executive Officer shall be entitled to 12 months pay in lieu of notice; except for the President and Chief Executive Officer who is entitled to 18 months pay in lieu of notice. Further, if there is a change of control of the Corporation and a Named Executive Officer is terminated without cause within two years following such change of control, then the Named Executive Officer shall be entitled to 24 months pay in lieu of notice; except for the President and Chief Executive Officer who is entitled to 36 months pay in lieu of notice.

Compensation of Directors

Each director who is not a salaried employee of the Corporation is entitled to a fee of $1,500 per board meeting attended and $750 per committee meeting attended ($1,500 in respect of audit committee meetings attended). The Corporation also grants to directors, from time to time, stock options in accordance with the Corporation’s stock option plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors’ capacity. In the aggregate, a total of $54,000 in director’s fees was paid to the board of directors of the Corporation (the “Board” or “Board of Directors”) during the fiscal year ended December 31, 2004. During the fiscal year ended December 31, 2004, an aggregate of 50,000 options were granted at an exercise price of $6.90 per Common Share, an aggregate of 50,000 options were granted at an exercise price of $9.38 per Common Share, an aggregate of 30,000 options were granted at an exercise price of $8.10 per Common Share and an aggregate of 135,000 options were granted at an exercise price of $5.00 per Common Share to the six directors who were not salaried employees of the Corporation. The exercise price of the options granted was based on the market price of the Common Shares at the time of grant.

Composition of the Compensation Committee

The Corporation has formed a Compensation Committee consisting of two outside directors (Dr. Noujaim and Mr. Stewart), neither of whom are employees or officers of the Corporation or any of its affiliates. Dr. Noujaim is the Chair of the Compensation Committee.

Report on Executive Compensation

In arriving at its compensation decisions, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development. Based on these factors, compensation is focused on performance-based factors. The Compensation Committee undertakes market comparisons and provides advice to the Board of Directors on developing appropriate compensation arrangements, based on information from other corporations, published data and reports from external consultants. The Compensation Committee also makes specific recommendations to the board of directors of Oncolytics with respect to compensation paid to the Corporation’s executive and senior officers.

The objectives of the Corporation’s compensation arrangements are: (i) to attract and retain key personnel; (ii) to encourage commitment to the Corporation and its goals; (iii) to align executive interests with those of its shareholders; (iv) to reward executives for performance in relation to predetermined and quantifiable goals; and (v) to identify and focus executives on key business factors that affect shareholder value.

Submitted by the Compensation Committee:

Antoine Noujaim (Chair)
Fred Stewart

Performance Graphs

The following graph and table compare the change in the cumulative total shareholder return on the Common Shares over the period from December 31, 1999 to December 31, 2004 (assuming a $100 investment was made on December 31, 1999 at the opening price of the Common Shares on that date) with the cumulative total return of the S&P TSX Composite Index over the same period, assuming reinvestment of dividends.

CUMULATIVE TOTAL RETURN ON $100 INVESTMENT

Indebtedness of Directors and Senior Officers

No director, officer or proposed nominee for election as a director of the Corporation or any associate of any such persons is, or has been, indebted to the Corporation.

Interest of Insiders in Material Transactions

Pursuant to an assignment dated July 29, 1999, the obligation to make certain milestone and royalty payments to the parties that sold shares in the Corporation to SYNSORB Biotech Inc. (“SYNSORB”) was assigned from SYNSORB to the Corporation. The Corporation thereby agreed to indemnify and save harmless SYNSORB from all actions, suits, demands, claims, costs, losses, expenses, charges and damages brought against SYNSORB in relation to the payment or non-payment of such obligations; however, such assignment does not affect or release SYNSORB from its liabilities and responsibilities under the terms of a share purchase agreement dated April 21, 1999 providing for the acquisition by SYNSORB of all of the then outstanding Common Shares. Part of the milestone and royalty payments outlined in the share purchase agreement will be payable by the Corporation to, among others, Dr. Thompson and Dr. Coffey in partial consideration for the sale of their shares of the Corporation to SYNSORB.

Other than as discussed herein, there are no material interests, direct or indirect, of directors, senior officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding

Common Shares or any known associate or affiliates of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect the Corporation.

EQUITY COMPENSATION PLAN INFORMATION

Under the stock option plan of the Corporation, as amended, (the “Plan”) the Board of Directors or the Compensation Committee may from time to time designate directors, officers, employees of, or providers of services to, the Corporation to whom options to purchase Common Shares of the Corporation may be granted and the number of Common Shares to be optioned to each. Currently there are 4,012,461 Common Shares reserved for issuance pursuant to the Plan, which represent approximately 12.276% of the issued and outstanding Common Shares.

The number of Common Shares available that may be acquired under an Option granted to a Participant (as defined in the Plan) shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Common Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed five percent of the total number of issued and outstanding Shares (calculated on a non-dilutive basis). Options may be exercised at a price (the “Exercise Price”) which shall be fixed by the Board at the time the Option is granted. No Option shall be granted with an Exercise Price at a discount to the market, which shall be the closing price of the Common Shares on the stock exchange upon which the Common Shares are listed on the first day preceding the date of grant on which at least one board lot of Common Shares traded on such exchange.

Options are generally granted for a term expiring on the tenth anniversary of the date of grant and typically either vest immediately or as to one-third on each of the first, second and third anniversaries following the date of grant.

Subject to any written agreement between the Corporation and a Participant providing otherwise, if any Participant who is a director, officer, employee or consultant of the Corporation shall cease to be a director, officer, employee or consultant of the Corporation for any reason other than death or permanent disability, his Option will terminate immediately as to the then unvested portion thereof, and at 5:00 p.m. (Calgary time) on the earlier of the date of expiration of the Option Period (as defined in the Plan) and the ninetieth (90th) day after the date such Participant ceases to be a director, officer, employee or consultant of the Corporation as to the then vested portion of the Option.

Notwithstanding the foregoing, the Board may, at its sole discretion, extend the period during which any Options may be exercised, in the case of Options held by non-management Directors, by not more than one (1) year, and in the case of Options held by other persons, by not more than three (3) years, but in no case longer than the normal expiry of the options.

			Number of Common Shares
	Number of Common Shares	Weighted-Average	Remaining Available for
	to be Issued Upon Exercise	Exercise Price of	Future Issuance Under
Plan Category	of Outstanding Options	Outstanding Options	Equity Compensation Plans
Equity compensation plans approved by securityholders	3,805,550	$4.39	206,911
Equity compensation plans not approved by securityholders	Nil	N/A	Nil

Total	3,805,550	$4.39	206,911

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors is responsible for overseeing the management of the business and affairs of the Corporation. The Board of Directors is responsible for establishing the Corporation’s policy direction and fundamental objectives. The Board of Directors delegates to management the responsibility and authority to direct the Corporation’s day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Certain matters, including the acquisition or development of new lines of business, divestments and long-term financing, among other things, must be approved in advance by the Board of Directors.

The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The Board of Directors reviews and provides advice with respect to key strategic initiatives and projects, and reviews and assesses processes relating to long range planning and budgeting. The Corporate Governance and Nominating Committee assists the Board in matters pertaining to corporate values, beliefs and standards of ethical conduct, as well as other corporate governance issues and the Audit Committee assists the Board in matters pertaining to management information and internal control systems. The Board of Directors also monitors financial reports, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. In addition, the Audit Committee reviews and approves the Corporation’s interim financial statements, and reviews and recommends the year end audited financial statements for approval by the Board. The Board of Directors also has a Compensation Committee, which is responsible for attracting, retaining and fairly compensating employees of the Corporation. This Committee is also responsible for succession planning. Subject to limited exceptions, these committees generally do not have decision-making authority. Rather, they convey their findings and make recommendations on matters falling within their respective mandates to the full Board of Directors.

The Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills. The Board, through the Corporate Governance and Nominating Committee, reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Corporation.

The following represents a tabular review of the corporate governance guidelines (the “Guidelines”) of the Toronto Stock Exchange, and the Corporation’s alignment with each of them.

Oncolytics
Corporate Governance Guidelines	Alignment	Commentary

1. The Board of Directors should explicitly assume responsibility for the stewardship of the Corporation, and specifically for:	Yes	The Board has adopted a formal mandate setting out their responsibility, and reviews this mandate at least annually, most recently on March 5, 2004. In addition, the Board approves by specific resolution, matters related to financings, acquisitions, divestitures, significant expenditures or commitments whether or not approved as part of the annual business plan. The Board also formalizes its expectations of management, through the budget approval process and setting of objectives for the Corporation and its management.

a. adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business	Yes	The Board annually reviews and approves the strategic plan, taking into account business risks and opportunities, and assists by providing advice on key strategic initiatives and projects.

b. identification of principal risks, and implementing risk management systems	Yes	The Board’s participation in and review of the annual budget, annual capital plan and strategic plan involves identification of the principal business risks and the appropriate implementation of systems, procedures and activities to address these risks. In addition, various committees of the Board focus on specific areas of risk.

c. succession planning, including appointing, training and monitoring senior management	Yes	The Board is responsible for monitoring and reviewing the performance of the Chief Executive Officer and through the Chief Executive Officer, the evaluation of the senior officers of the Corporation. The Board is directly responsible for the appointment and succession planning of the Chief Executive Officer, and the Board and the Chief Executive Officer are jointly involved and responsible for the appointment, training and monitoring of senior management. The Compensation Committee of the Board conducts an annual review of the performance of the Chief Executive Officer and together with the Chief Executive Officer perform an annual review of the performance of senior management.

d. communications policy	Yes	The Board is specifically mandated to ensure systems are in place for communications with the Corporation’s shareholders and other stakeholders. The Corporation seeks to provide timely and meaningful information to its shareholders and other stakeholders through a variety of channels, including its annual reports, quarterly reports, news releases, website and call-in conference calls. The Corporation has implemented a Corporate Disclosure Policy to ensure appropriate, timely and full disclosure of information and monitors its activities for compliance through the Board and the appropriate committees. The Corporation encourages and provides for stakeholder feedback through communications and investor relations programs.

e. integrity of internal control and management information systems	Yes	The Board is specifically mandated to ensure processes are in place to monitor and maintain the integrity of the Corporation’s internal control and management information systems. The Audit Committee is specifically assigned the responsibility to review, assess and report to the Board on the effectiveness of financial reporting, the appropriateness of systems in place and of the information available to management.

Oncolytics
Corporate Governance Guidelines	Alignment	Commentary

2. Majority of directors should be unrelated	Yes	As at December 31, 2004, the Corporation had eight directors. Six directors (Dr. Antoine Noujaim, Mr. Fred Stewart, Mr. Bob Schultz, Mr. Jim Dinning, Mr. J. Mark Lievonen and Dr. William A. Cochrane) are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation other than interests and relationships arising from shareholdings.

3. Disclose which directors are related	Yes	Two of the eight directors (Dr. Thompson and Mr. Ball) are related directors.

4. Appoint a committee comprised exclusively of outside directors (the majority of whom are unrelated) responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis
	Yes	The Corporate Governance and Nominating Committee, comprised exclusively of outside and unrelated directors, is responsible for proposing to the full board new nominees to the Board and for assessing directors on an ongoing basis. It is the responsibility of the full Board to approve the proposal of the slate of directors for the upcoming year to the shareholders. Proposed candidates and the ongoing assessment of directors is established through the Corporate Governance and Nominating Committee in discussion with the Chairman.

5. Implement a process for assessing the effectiveness of the Board of Directors, its committees and individual directors	Yes	The Corporate Governance and Nominating Committee assesses and evaluates, on at least an annual basis, the performance and contribution of individual members of the Board and the effectiveness of the Board and its committees.

6. Provide orientation and education programs for new directors	Yes	The Corporation provides orientation sessions and educational materials to new board members, and senior management makes presentations on key matters.

7. Review the size of Board of Directors and establish a board size which facilitates effective decision making	Yes	There are currently eight members of the Board. It is proposed that eight members be elected at the Meeting. The Board has determined that an appropriate size for Oncolytics’ Board of Directors is presently in the range of seven to nine directors.

8. Review the adequacy and form of the compensation of directors and whether it reflects the responsibilities and risks of an effective director	Yes	The Compensation Committee reviews and reports to the Board on director compensation issues. The Compensation Committee has developed guidelines for director compensation based on, among other factors, directors’ roles and responsibilities and an analysis of the competitive position of Oncolytics’ director compensation program and ability to draw directors with the background and experience required to develop an effective board.

9. Committees should generally be composed of outside directors, a majority of whom are unrelated	Yes	Presently, the Audit Committee is comprised of Mr. Stewart (Chair), Mr. Dinning and Mr. Schultz all of whom are outside and unrelated directors. The Compensation Committee is comprised of two directors, Dr. Noujaim (Chair) and Mr. Stewart who are outside and unrelated. The Corporate Governance and Nominating Committee is comprised of Mr. Lievonen (Chair) and Dr. Cochrane who are both outside and unrelated directors.

10. Appoint a committee responsible for the approach to corporate governance issues	Yes	The Corporate Governance and Nominating Committee is responsible for developing and implementing policies and activities with respect to corporate governance matters.

Oncolytics
Corporate Governance Guidelines	Alignment	Commentary

11a. Define the limits to management’s responsibilities by developing mandates for the Board and the Chief Executive Officer	Yes	The Board reviews and approves the annual budget and business plan. In addition to the budget review and approval process, significant items are brought to the Board for their review and approval. Upon completion of the review process, limits and responsibilities as between management and the Board are developed for the ensuing year.

11b. The Board should approve corporate objectives which the Chief Executive Officer is responsible for attaining and assess the Chief Executive Officer against these objectives.	Yes	There is a definition of the responsibilities and accountabilities for the office of the Chief Executive Officer, including corporate objectives established by the Board and assigned as the responsibility of the Chief Executive Officer. Performance of the Chief Executive Officer is reviewed annually by the Board through the Compensation Committee in conjunction with the annual compensation reviews. This review is reported to the board without management representatives or related directors present.

12a. Implement structures and procedures to ensure the Board can function independently of management	Yes	The Board establishes a portion of each regularly scheduled meeting to discuss any issues without management directors being present. In addition, all committees of the Board set aside a portion of the meeting to meet without management or related directors being present. In addition, at the request of any director, a meeting of the board or any committee can be convened without the attendance of management or related directors.

12b. Appoint a chairman who is independent of management or assign responsibility to a “Lead Director”	Yes	The Board has appointed a Chairman who is related, and has appointed Mr. Schultz, who is an independent and unrelated director, as the Lead Director. All committees of the Board have established mandates which are annually reviewed and approved by the Board.

The principal responsibility of the Lead Director is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Lead Director, individually or with the support of the committees, consults with the Chairman/President and Chief Executive Officer on selection of committee members and chairs, board meeting and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of board meetings. The Lead Director also consults directly with other directors on issues of board independence or dissent, conflicts of interest of the Chairman/President and Chief Executive Officer, or personal liability matters.

13. The Audit Committee should:

a. be comprised only of outside directors, all of the members of the committee should be financially literate, and at least one member should have accounting or related financial expertise.	Yes	Presently, the Audit Committee is comprised of three board members, all of whom are outside and unrelated directors. All three members are financially literate, with two members having extensive experience as executive officers of publicly traded companies one of which has significant accounting and related financial expertise, and the third member having extensive experience with corporate reporting through his previous responsibilities as a lawyer, as a member of government, and his participation on the boards of various companies.

Oncolytics
Corporate Governance Guidelines	Alignment	Commentary

b. have roles and responsibilities specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties	Yes	The Audit Committee has established defined terms of reference that have been approved by the Board. The mandate of the Audit Committee includes but is not limited to the following duties:

• Establishing and maintaining a relationship with the external auditors ensuring the independence of the external auditor, and establishing the board’s expectations of the external auditors. This includes specifying that the external auditor is ultimately accountable to the board of directors and the audit committee as representatives of shareholders.

• Meeting with the auditors and management of the Corporation, reviewing financial statements and the financial position of the Corporation, review internal control procedures, and submitting recommendations to the Board. Quarterly unaudited financial statements are approved by the Audit Committee, and year-end audited financial statements are reviewed by the Audit Committee, and recommended to the Board for final approval.

• Reviewing the audit plan with the external auditors prior to the audit being undertaken.

• Reviewing with management and the auditors any alternative practices or policies and their appropriateness, particularly with respect to any controversial or emerging issues.

• Reviewing any accrual provisions or estimates that have a material impact on the financial statements.

• Reviewing and assessing management programs and policies regarding the adequacy and effectiveness of internal controls over accounting and financial reporting systems within the Corporation, and providing its expectations with respect to the internal audit function.

• Considering whether the external auditors should be appointed for the ensuing year and making recommendations in this regard to the Board.

The mandate of the audit committee is reviewed by the Audit Committee and the Board and reassessed for adequacy no less than annually, and most recently on December 8, 2004.

c. have direct communication channels with the external auditors	Yes	The external auditors attend each scheduled meeting of the Audit Committee. At each meeting, the Audit Committee sets aside a portion of the meeting to discuss matters with the auditors without management or any related directors present. In addition to other matters, the committee discusses with the auditors both the quality and acceptability of the Corporation’s accounting principles and policies. The Audit Committee also has the authority to call a meeting without management or related directors present at its discretion, and engage experts as required to address any issues important to its mandate or as delegated to it by the board.

Oncolytics
Corporate Governance Guidelines	Alignment	Commentary

d. have oversight responsibility for management reporting on internal control	Yes	The mandate for the Audit Committee establishes reporting on internal control as a responsibility of the committee.

e. be responsible to ensure that management has designed and implemented an effective system of internal control	Yes	The mandate of the Audit Committee includes the establishment and implementation of an effective and appropriate system of internal control. The Audit Committee utilizes the external auditors to report on control matters as well as utilizing other resources as deemed necessary and appropriate under the circumstances.

14. Implement a system to enable individual directors to engage outside advisors at the Corporation’s expense	Yes	Individual directors may engage outside advisors at the Corporation’s expense with the approval of the Chairman of the Board or the Lead Director.

RECEIPT OF FINANCIAL STATEMENTS

The audited financial statements for the financial year ended December 31, 2004 of the Corporation have been forwarded to Shareholders. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions respecting the December 31, 2004 financial statements, the questions may be brought forward at the Meeting.

ELECTION OF DIRECTORS

The term of office for each director of the Corporation is from the date of the Shareholders’ meeting at which he or she is elected until the next annual meeting of the Shareholders or until his or her successor is elected or appointed. At the Meeting, a board of eight directors is to be elected. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to elect the nominees specified below as directors of the Corporation. If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed Instrument of Proxy intend to vote FOR the election of any substitute nominee or nominees recommended by management of the Corporation and FOR the remaining proposed nominees.

The following table states the names and municipalities of residence of all persons proposed to be nominated for election as directors, the position or office now held by them, their principal occupation or employment history, the date on which they became directors of the Corporation and the number of Common Shares owned by them or over which they exercise control or direction as at March 31, 2005:

Number of Shares
Name, Present Office Held,		Beneficially
Municipality of Residence and	History of	Owned and
Date Appointed a Director	Principal Occupations	Controlled(4)
Bradley G. Thompson, Ph.D. Calgary, Alberta Director since April 21, 1999	Executive Chairman of the Board, President and Chief Executive Officer of Oncolytics since April 1999.	nil

Douglas A. Ball, C.A. Calgary, Alberta	Chief Financial Officer of the Corporation since May 2000. Prior thereto, the Vice President,	nil

		Number of Shares
Name, Present Office Held,		Beneficially
Municipality of Residence and	History of	Owned and
Date Appointed a Director	Principal Occupations	Controlled(4)
Director since April 21, 1999	Finance and Chief Financial Officer of SYNSORB since June 1997. Prior to this, he was the Vice President, Finance and Administration and Chief Financial Officer of ECL Group of Companies Ltd. Mr. Ball held this position from December 1995 until May 1997. Prior to ECL, he was Controller and then Vice President and Controller of Canadian Airlines International Ltd. from June 1993 until August 1995.

William A. Cochrane, OC, M.D.(3) Calgary, Alberta Director since October 31, 2002	President of W.A. Cochrane & Associates, Inc. (a consulting company) since 1989 and Chairman of Resverlogix Corp. (a public biopharmaceutical company) and University Technologies International Inc. (UTI) at the University of Calgary since 2000 and is a director of Medicure Inc. Dr. Cochrane is an Officer of the Order of Canada and a 2002 recipient of the Queens Golden Jubilee Medal. Dr. Cochrane also served as the Deputy Minister of Health Services for the Province of Alberta from 1973 to 1974 and President of the University of Calgary from 1974 to 1978.	3,000

Jim Dinning(1) Calgary, Alberta Director since March 24, 2004	Chairman, Western Financial Group since September 2004 (Alberta based Western Canadian financial services company). Formerly Executive Vice President of TransAlta Corporation (power generation and wholesale marketing company) from 1997 to 2004. Prior thereto, Mr. Dinning served as Member of the Legislative Assembly of the Province of Alberta from 1986 to 1997. Mr. Dinning is a director of Finning International Inc. and Shaw Communications Inc.	2,500

Number of Shares
Name, Present Office Held,		Beneficially
Municipality of Residence and	History of	Owned and
Date Appointed a Director	Principal Occupations	Controlled(4)

J. Mark Lievonen C.A.(3) Toronto, Ontario Director since April 5, 2004	President of Sanofi Pasteur Limited (formerly known as Aventis Pasteur Limited) (a vaccine development, manufacturing and marketing company) since October 1998 and holding various other positions with Sanofi Pasteur Limited and its predecessors since 1983. Mr. Lievonen is a member of the Board of Directors of BIOTECanada and served as Chair from January 2000 to May 2003. He has also served on a number of industry and community boards and councils, including as a member of the BIOCouncil, an Advisory Group to the Government of Ontario on biotechnology.	Nil

Antoine A. Noujaim, Ph.D.(2) Edmonton, Alberta Director since August 27, 1999	Chairman and Chief Executive Officer of ViRexx Medical Corp. since February 1, 2005. Formerly Chairman, CEO & President of ViRexx Research Inc. (a public biopharmaceutical company which changed its name to ViRexx Medical Corp.) since July, 2002. Formerly Chairman of the Board of AltaRex Corp. (a public biopharmaceutical company) from February 1998 to July, 2002. President and Chief Executive Officer of AltaRex Corp., from November 1995 to February 1998 and from May 2004 to the present. Prior thereto, Dr. Noujaim was the President of Biomira Research Inc., a division of Biomira Inc. (a public biopharmaceutical company) from 1994 to 1995 and Senior Vice-President of the Immunoconjugate Division of Biomira Inc. from 1989 to November 1995. Dr. Noujaim also served as a Director of Biomira Inc. from 1985 to 1995.

Robert B. Schultz, F.C.A.(1) Toronto, Ontario Director since June 30, 2000	Chairman and Director of Rockwater Capital Corporation, formerly McCarvill Corporation (a financial services company) since June 2001. Director and special advisor to Merrill Lynch Canada (a public financial services company) from May 1, 2000 to June 2001. Chairman and Chief Executive Officer of Merrill Lynch Canada from August 1998 until May 1, 2000. Prior to this appointment, Mr. Schultz was Chief Executive Officer at Midland Walwyn since 1990.	Nil

Fred A. Stewart, LL.B., Q.C.(1)(2) Bragg Creek, Alberta Director since August 27, 1999	President of Fred Stewart & Associates Inc. (a government and corporate relations consulting company) from 1996. Prior to that, Mr. Stewart was an associate with Milner Fenerty, Barristers and Solicitors from June 1993 to March 1996. Mr. Stewart served as Member of the Legislative Assembly of the Province of Alberta from 1986 to 1993.	24,000

Notes

(1)	These persons are members of the Audit Committee. Mr. Stewart is the Chair of the Audit Committee.

(2)	These persons are members of the Compensation Committee. Dr. Noujaim is the Chair of the Compensation Committee.

(3)	These persons are members of the Corporate Governance and Nominating Committee. Mr. Lievonen is the Chair of the Corporate Governance and Nominating Committee.

(4)	The information as to the number of Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective nominees.

APPOINTMENT OF AUDITORS

The Corporation has requested that Ernst & Young LLP, Chartered Accountants of Calgary, Alberta act as independent auditors for the Corporation subject to Shareholder approval. Unless otherwise directed, it is management’s intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders or until the firm of Ernst & Young LLP, Chartered Accountants is removed from office or resigns as provided by law by the Corporation’s by-laws, and to authorize the directors of the Corporation to fix the remuneration of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation. Ernst & Young LLP, Chartered Accountants, have been the auditors of the Corporation, since August 27, 1999.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as described elsewhere herein, none of the directors or senior officers of the Corporation nor any of their known associates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

OTHER MATTERS TO BE ACTED UPON

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

EFFECTIVE DATE

Except as otherwise specified herein, the information set forth in this Information Circular is provided as of April 7, 2005.

ADDITIONAL INFORMATION

     Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Financial information of the Corporation is provided in the comparative financial statements and management discussion and analysis of the Corporation for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of the Corporation may be obtained from the Chief Financial Officer of the Corporation at Suite 210, 1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7 or by facsimile at (403) 283-0858.